JOINT VENTURE CUM SHAREHOLDERS' AGREEMENT

THIS AGREEMENT is made this 18th day of November, 2025

BETWEEN:

(1) **AIODINE LABORATORY PTE. LTD.** (Company Registration No. 202012507H), a limited liability company incorporated in the Singapore having its registered office or place of business at 263 Kaki Bukit Avenue 1 Shun Li Industrial Park Singapore 416066 (hereinafter referred to as "**AIO**"); and

(2) **CUPRINA PTE. LTD.** (Company Registration No. 201928315N), a limited liability company incorporated in the Republic of Singapore, having its registered office at 1090 Lower Delta Road, #06-08, Singapore 169201 (hereinafter referred to as "**CPL**").

(hereafter collectively known as the "Parties" and individually as a "Party").

RECITALS:

(A) The Parties intend to incorporate a joint venture entity in Singapore to be called by such name as the Parties may mutually agree upon, which name also needs to be approved by the regulatory authority there (hereinafter referred to as the "**JV Company**").

(B) The JV Company will have an initial issued share capital of Singapore Dollar Two Hundred and Fifty Thousand (SGD250,000.00) comprising 250,000 ordinary shares of Singapore Dollar one (SGD1.00) each.

(C) The Parties have agreed to enter into this Agreement for the purpose of setting out their respective roles and responsibilities in relation to the joint venture, as well as to regulate their relationship with each other, the affairs of the JV Company and their respective dealings with the JV Company as shareholders of the JV Company.

IT IS HEREBY AGREED as follows:-

1. **<u>INTERPRETATION</u>**

1.1 <u>Definition</u>

In this Agreement, unless the context otherwise requires, the following words and expressions shall have the meanings set forth below:

"Act"	means the Companies Act
"Auditor"	means the auditor for the time being of the JV Company
"Board"	means the Board of Directors for the time being of the JV Company
"Business"	means the primary business of the JV Company as set out in Clause 2.1
"Constitution"	means the constitution of the JV Company subject only to such amendments as may be required to ensure consistency with the terms of this Agreement
"Default Loans"	means the Shareholders' Loans advanced by the Defaulting Shareholder to be transferred under a Transfer on Default
"Default Shares"	means the Shares owned by the Defaulting Shareholder to be transferred under a Transfer on Default
"Default Notice"	means the notice issued by a Non-defaulting Shareholder to a Defaulting Shareholder upon the happening of any Event of Default pursuant to Clause 7.3
"Defaulting Shareholder"	means any Shareholder who shall have committed or suffered an Event of Default
"Directors"	means the directors from time to time of the JV Company including, where applicable, any alternate director
"Encumbrances"	means any mortgage, charge, pledge, lien, hypothecation, debenture, rent-charge or other encumbrance, priority or security interest
"Event of Default"	means all or any of those events more particularly set out in Clause 7.3

"Fair Value"	means, when applied to any Share, the value per Share based on the latest consolidated audited accounts of the JV Company, and when applied to any Shareholders' Loans, the face value thereof
"Licenced Rights"	means the licence and/or distribution rights granted by AIO to the JV Company pursuant to Clause 9.2(i)
"Non-defaulting Shareholder"	means upon the happening of an Event of Default, any Shareholder other than the one who has committed that Event of Default
"Products"	means the all Aiodine-based products and derivatives developed by Aiodine, licensed to the JV Company under this Agreement
"Shares"	means ordinary shares of Singapore Dollar one (SGD1.00) each in the capital of the JV Company
"Shareholders"	means the shareholders of the JV Company from time to time
"Shareholders' Loans"	means all and any loans that may be made by the Shareholders or any one or more of them to the JV Company and, where the context so requires, the amounts of principal and interest outstanding under them
"Territories"	means worldwide
"Transfer on Default"	means upon the happening of an Event of Default, the transfer of all Shares held by the Defaulting Shareholder and all Shareholders' Loans advanced by the Defaulting Shareholder to any Non-defaulting Shareholder(s) who demand for such transfer

1.2 Interpretation

In this Agreement, unless the context otherwise requires, the singular includes the plural and vice versa; words incorporating any gender include every gender and references to a person include a body corporate and vice versa.

1.3 Headings

The headings to each clause are inserted for convenience only and shall not affect the construction or interpretation of that provision.

2 BUSINESS/OBJECTS OF THE JV COMPANY

2.1 The principal objects of the JV Company shall be to carry on the following business in the Territories:-

(a) The distribution and sale of the Product in the Territories;

(b) The incorporation of one or more subsidiary companies (with or without other third party investors), or the appointment of third party distributors within the Territories to achieve better and improved market penetration.

2.2 Commercial Exclusivity and Regulatory Approvals

All commercial activities relating to the Products and any future products, formulations, derivatives, or improvements developed by AIO and/or the JV Company shall be carried out exclusively through the JV Company. The JV Company shall have the sole and exclusive right to distribute, market, and sell such products worldwide.

For the avoidance of doubt, exclusivity under this Clause shall be limited to the wound care and topical antiseptic applications, including but not limited to wound gels, antiseptic sprays, wipes, deodorant products, and other topical hygiene formulations intended for medical, personal care, or over-the-counter use.

Other sectors or applications, including but not limited to aquaculture, agriculture, and environmental or industrial uses, shall remain non-exclusive and optional, provided that CPL shall have the first right of negotiation in respect of any proposed commercialisation, licensing, or collaboration by AIO in such sectors.

All licences, permits, testing certifications, and regulatory approvals necessary for the manufacture, distribution, marketing, or sale of the Products (and such future products) shall be funded, applied for, held, and maintained in the name of the JV Company, unless otherwise agreed in writing by both Parties.

For the avoidance of doubt, the exclusivity obligations shall not restrict AIO from conducting non-commercial research and development, academic collaborations, or humanitarian supply projects outside of the JV Company, provided that such activities are subject to the prior mutual agreement of both Parties. Academic research and humanitarian projects shall not be deemed to compete with the business

of the JV Company. The Parties acknowledge that permitting AIO limited flexibility in these areas is intended to enhance the Products' credibility, thereby strengthening the market position of the JV Company.

2.2 Pre-existing Commitments

(a) Existing Manufacturing and Private Label Arrangements

The Parties acknowledge that Aiodine has entered into certain manufacturing, private label, and OEM supply arrangements **(for Indonesia)** that predate the execution of this Agreement ("Pre-existing Commercial Commitments"), including some that relate to wound care and topical antiseptic products in specified markets. Nothing in this Agreement shall restrict or prevent Aiodine from fulfilling its obligations under such Pre-existing Commercial Commitments.

For the avoidance of doubt, Aiodine's performance under such Pre-existing Commercial Commitments shall not be deemed to compete with the JV's activities where:

(i) such commitments were executed prior to the Effective Date; and

(ii) the relevant agreement permits Aiodine-branded products to be marketed in the same territories on Aiodine's own merits, independent of the private label partner.

The Parties shall consult in good faith to coordinate market positioning so as to minimise overlap and protect the commercial interests of both the JV and Aiodine's existing partners.

(b) Pre-existing Research and Collaborative Activities

The Parties further acknowledge that Aiodine has entered into various research, academic, and collaborative arrangements with universities, research institutes, and other third parties prior to the Effective Date of this Agreement ("Pre-existing Collaborations"). Nothing in this Agreement shall restrict or affect Aiodine's rights and obligations under such Pre-existing Collaborations, nor shall the results, data, or intellectual property arising therefrom be deemed part of the JV's assets or intellectual property unless Aiodine expressly elects in writing to include any specific outcome or improvement for commercialisation by the JV.

(c) Transparency and Cooperation

Aiodine shall, where relevant, keep the JV reasonably informed of any developments arising from the Pre-existing Commercial Commitments or Pre-existing Collaborations that may have potential commercial relevance to the JV. The Parties may mutually agree, on fair and equitable terms, to incorporate any such developments into the JV's business plan or product portfolio.

(d) Good Faith Coordination

The Parties shall cooperate in good faith to ensure that the existence or continuation of Pre-existing Commitments does not materially impair or delay the performance of this Agreement. Any overlap or potential conflict shall be discussed promptly, with both Parties seeking a mutually acceptable resolution.

3 SHARE CAPITAL

3.1 The initial issued share capital of the JV Company shall be Singapore Dollar Two Hundred and Fifty Thousand (SGD250,000.00) comprising 250,000 ordinary shares of Singapore Dollar one (SGD1.00) each.

3.2 Upon incorporation of the JV Company, CPL parties shall immediately subscribe (payable in full as provided in Clause 8.3) for the following number of ordinary shares in the JV Company:

Subscriber	No. of Shares	Percentage Shareholding
AIO	124,750	49.9 %
CPL	125,250	50.1 %

Neither Party shall take any shareholder action that materially affects the business, IP, or strategic direction of the JV Company without the affirmative vote of both Parties. To promote joint ownership of decisions to strengthen collaboration and reduce the risk of deadlocks potentially becoming disputes.

3.3 The JV Company may by unanimous resolution of the Shareholders issue further shares, provided that each issue of new shares by the JV Company shall be effected in such manner as to offer to each Shareholder the opportunity to maintain, as long as they elect to subscribe for the new shares, their respective percentages of issued share capital as set out in column 3 of Clause 3.2. If a Shareholder elects not to subscribe for new shares, and the other Shareholder subscribes, then the non-electing Shareholder accepts that their equity interest in the JV Company will become diluted accordingly.

4 SHAREHOLDERS' COVENANTS

4.1 All dealings between the JV Company and the Shareholders, and between the Shareholders amongst themselves, shall be on a fair and equitable basis with a view to advancing the interests of the JV Company (and not the interest of any particular Shareholder) as the paramount objective.

5 BOARD OF DIRECTORS

5.1 Appointment of Directors and Chairman of the Board

The Board shall comprise 4 Directors. Notwithstanding anything in the Constitution to the contrary, AIO shall be entitled to appoint two (2) nominees to the Board, and their nominees shall at all times be entitled to remain as Directors of the JV Company so long as they maintain not less than a forty percent (40%) equity interest in the JV Company. CPL shall be entitled to appoint two (2) nominees to the Board, and their nominees shall at all times be entitled to remain as Directors of the JV Company so long as they maintain not less than a forty percent (40%) equity interest in the JV Company. The Chairman of the Board shall be jointly appointed by both Parties and shall rotate every two (2) years between AIO and CPL nominees, with the initial Chairman being Chief Executive Officer (David Quek Yong Qi). In the event that any Shareholder's equity interest in the JV Company drops below forty percent (40%), their entitlement to board representation shall be adjusted accordingly.

5.2 Mechanics of Appointment and Removal of Directors

Notwithstanding anything in the Constitution to the contrary, the right of appointment conferred on the Parties under Clause 5.1 shall include the right for any Party to remove at any time from office such person appointed by them as Director or Chairman. Every appointment or removal of a Director or Chairman pursuant to Clause 5.1 shall be in writing and signed by or on behalf of the Party appointing or removing such Director or Chairman and shall take effect on the date of receipt at the office of the JV Company of such written notice or on the date of appointment or removal specified in the notice, whichever is later.

5.3 Board Meetings

The Board of Directors shall meet as often as may be necessary for the proper conduct and management of the JV Company, and in any event not less than twice a year.

5.4 Notice

Unless all the Directors shall have waived notice or agreed to shorter notice, at least seven (7) days written notice shall be given to each Director. Every notice shall be accompanied by an agenda of the matters to be considered at the relevant meeting. Such notice must be in writing and may be sent by electronic mail to the electronic mail address provided by the relevant Director to the Secretary of the Company. No decision shall be taken on any matter at a meeting of the Board unless notice of such matter was previously given or waived in the manner aforesaid.

5.5 Quorum

Subject always to clause 5.7, the quorum for any meeting of the Board necessary for the transaction of business shall be any two (2) Directors (with at least one (1) Director appointed by each of AIO and CPL) present personally or by his alternate throughout the meeting. Attendance at any meeting of the Board may be in person, via telephone or by video conferencing means. If at any meeting no quorum is constituted because less than the required two (2) Directors are present in person or by alternate, the Chairman shall reconvene such meeting with seven (7) days' notice. The quorum requirement shall remain the same at any such reconvened meeting.

5.6 Decision Taking at Board Meetings

Unless otherwise expressly provided in this Agreement, all matters arising in a Board meeting shall be decided by a simple majority vote of the Directors present personally or by his alternate and voting at the Board meeting, and in this regard, the Chairman shall not have a casting vote. For all meetings of the Board, participation at board meetings via telephone or video conferencing will constitute being present in person at the board meeting.

5.7 Major Issues

Resolutions regarding the following issues may only be adopted and passed at a duly constituted and convened meeting of the Board/Shareholders with unanimous affirmative vote of all Directors or the affirmative vote of not less than seventy-five percent (75%) of Shareholders present in person or by proxy at such meeting and voting:-

(a) approval of any agreements, documents or other arrangements between or involving the JV Company and any Shareholder or affiliate thereof, as well as any amendment, consent or waiver with respect to such arrangements;

(b) amendment of the Constitution of the JV Company;

(c) the merger with or acquisition of all or part of the business of another person or entity;

(d) approving the terms of any employment agreements with senior management or officers of the JV Company or any of its subsidiaries or affiliates;

(e) approval of, and amendment to, any budgets or financial plans of the JV Company or any of its subsidiaries or affiliates;

(f) entering into contracts providing for payments or receivables in excess of SGD$50,000 (or its equivalent in any other currency);

(g) providing loans, guarantees, or other extensions of credit other than in the ordinary course of business of the JV Company or any of its subsidiaries or affiliates;

(h) liquidation, dissolution or winding up of the JV Company or any of its subsidiaries or affiliates;

(i) Changing the compensation, determining bonus payments or altering the benefits to senior management and officers of the JV Company or any of its subsidiaries or affiliates;

(j) the discontinuance of an existing business or the commencement of a new business by the JV Company or any of its subsidiaries or affiliates;

(k) declaration of dividends/distributions by the JV Company or any of its subsidiaries or affiliates;

(l) appointment, removal or change of the auditor, company secretary or senior management of the JV Company or any of its subsidiaries or affiliates; and

(m) any change, increase or reduction in the capitalization of the JV Company, or any of its subsidiaries or affiliates.

5.8 Alternate Directors

Each Director may by written notification to the JV Company nominate any other person to act as an alternate Director in his place and at his discretion in similar manner remove such alternate Director. All appointments and removals of alternate Directors made by any Director shall be in writing under the hand of the Director making the same and shall take effect as of the date of receipt of such written notice by the JV Company or on the date of appointment or removal specified in the notice, whichever is the later. The alternate Director shall in all respects be subject to the rights and obligations imposed on the Director he is representing. Each alternate Director, whilst acting as such, shall exercise and discharge all the functions, powers and duties of the Director he represents, but shall look to such Director solely for his remuneration as alternate Director. Every person acting as alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director), but he may not exercise such voting right at any Board meeting at which the Director who appointed him is present. Any person appointed as alternate Director shall automatically vacate his office as and when the Director who appointed him removes him or vacates the office of Director. A Director shall be liable for the acts or defaults of any alternate Director appointed by him.

5.9 Venue of Meetings

All board meetings shall be held at such venue and country as the Chairman shall designate, bearing in mind that participation may be by phone or video conferencing means.

5.10 Company Secretary and Board Minutes

The JV Company shall appoint a mutually acceptable third party to be company secretary. The Board shall keep complete and accurate minutes of all meetings of

the Board in English. Such minutes of meeting shall be prepared by the said company secretary. Written minutes of each meeting of the Board shall be circulated to all the directors for approval as soon as practicable after such meeting but no later than thirty (30) days from the date of such meeting.

5.11 Circular Resolutions in Writing

A circular resolution in writing signed by all Directors, or by their respective alternate (if any), shall be as valid and effective as a resolution passed at a physical meeting of the Board duly convened and held. Any such resolution in writing may consist of several documents in like form and each document must be signed by the Directors or (as the case may be) their alternate. The expression "in writing" and "signed" in this Clause 5.11 includes approval communicated by electronic mail by any such Director or his alternate, such written consents and resolutions shall be filed with the minutes of the Board meetings and other records of the JV Company.

6 GENERAL (OR SHAREHOLDERS) MEETINGS

6.1 Venue

All general (or Shareholders) meetings of the JV Company shall be held at such place and time as the Chairman may designate.

6.2 Notice of General Meeting

Subject to the provisions of the Act as to special resolutions, special notice and short notice, at least fourteen (14) days' notice in writing of each general meeting of the JV Company shall be given to all Shareholders. The contents of such notice of general meeting shall comply with the Constitution and the Act.

6.3 Quorum

Notwithstanding anything in the Constitution to the contrary, no business shall be transacted at any general meeting of the JV Company unless a quorum of Shareholders is present throughout the meeting. Subject always to clause 5.7, the quorum for any such general meeting, or at any adjournment or postponement thereof, shall require the presence (by proxy or by corporate representative) of Shareholders representing both AIO and CPL. For purposes of this provision and all Shareholders' meetings, participation at Shareholder meetings via telephone or video conferencing will constitute being present in person at the meeting.

6.4 Adjourned Meetings

If within half an hour from the time fixed for a general meeting of the JV Company, the quorum (whether in person or corporate representative or by proxy) as specified in Clause 6.3 (or if applicable, Clause 5.7) is not present, the general meeting shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the immediate business day following that public holiday) at the same time and place or such other day, time or place as the Chairman may determine. At an adjourned general meeting of the JV Company, the quorum requirements shall remain the same.

6.5 Chairman of General Meeting

The Chairman of the Board shall preside as Chairman of a General Meeting. The Chairman of a general meeting shall not be entitled to a casting vote.

6.6 Decision Taking at General Meetings

Except as provided in Clause 5.7 above, or the Constitution or required by law, all matters arising at any general meeting shall be decided by a simple majority of votes.

6.7 Exercise of Voting Rights

The Shareholders shall:-

(i) not unreasonably withhold their respective affirmative votes; and

(ii) cause or procure the Directors appointed by them not to unreasonably withhold their respective affirmative votes,

which may be required to pass a resolution at any Board meeting or general meeting of the JV Company, having due regard to the commercial objectives of the JV Company, the provisions of this Agreement and in particular clause 4.1 above.

6.8 Circular Resolutions in Writing

A circular resolution in writing signed by all Shareholders shall, unless the Act or the Constitution provides otherwise, be as valid and effectual as if it had been passed at a physical general meeting duly convened and held, and may consist of several documents in like form, each signed by one or more of them. The expression "in writing" and "signed" in this Clause 6.8 shall include approval by electronic mail by any Shareholder.

7 TRANSFER OF SHARES AND SHAREHOLDERS' LOANS

7.1 Restriction on Transfer

Except as otherwise provided in this Agreement and provided always that a Shareholder shall not transfer any of his shares to a competitor of any other Shareholder or the JV Company, none of the Shareholders shall, except with the written consent of all the other Shareholders, transfer, assign, create or permit to subsist any Encumbrance over or grant any option or other rights or dispose of any interest in all or any of the Shares held by them.

7.2 Pre-Emption Rights

(a) Every Shareholder who desires to transfer their Shares (hereinafter referred to as the "Vendor") shall give to the JV Company notice in writing of such desire (hereinafter called the "Transfer Notice") specifying:-

(i) their name and the total number of Shares which they wish to transfer (the "Sale Shares");

(ii) the price which the Vendor wants for the Sale Shares (the "Prescribed Price");

(iii) the terms of the proposed sale (if any); and

(iv) the name of any intending purchaser (if any)

Subject as hereinafter mentioned, the Transfer Notice shall constitute the JV Company the Vendor's agent for the sale of all and not just part of the Sale Shares in the manner provided below to the other Shareholders (excluding the Vendor) at the Prescribed Price and on the Vendor's terms of the proposed sale (if any). A Transfer Notice shall not be revocable except with the unanimous sanction of the Board.

(b) The JV Company shall forthwith by notice in writing offer the Sale Shares comprised in the Transfer Notice to all the Shareholders (other than the Vendor) as nearly as may be in proportion to their holding of shares in the JV Company, and the said notice shall specify a period of thirty (30) days from the date of receipt of the said notice (which date shall be specified therein) to accept such offer, failing which the offer will be deemed to be declined. In the event of Shareholders not accepting the Sale Shares so offered, the Sale Shares so offered but not sold shall be re-offered proportionately to Shareholders who have accepted (and who have indicated in their acceptance their willingness to purchase any unaccepted Sale Shares) and such re-

offer shall specify a period of twenty one (21) days within which such re-offer if not accepted will be deemed declined. Such re-offer(s) shall take place for such a number of times as may be necessary to enable the Sale Shares (where possible) to be accepted by the Shareholders (other than the Vendor). In the event of Shareholders not taking all or any of the Sale Shares so offered or re-offered, the Shareholders (other than the Vendor) may within sixty (60) days be at liberty to find a third party buyer for the Sale Shares or the remaining Sale Shares (as the case may be) on the terms set out in the Transfer Notice.

(c) If the JV Company shall find Shareholders and/or a third party buyer willing to purchase the Sale Shares comprised in the Transfer Notice in accordance with Clause 7.2(b) above, the Directors shall allocate the Sale Shares in accordance therewith and the JV Company shall forthwith give notice of such allocations (the "Allocation Notice) to the Vendor and to the Shareholders and/or a third party buyer to whom the Sale Shares have been allocated and shall specify in such Allocation Notice the place and time (being not earlier than twenty one (21) and not later than twenty-eight (28) days after the date of the Allocation Notice) at which the sale and purchase of the Sale Shares so allocated shall be completed. Provided always that Clause 7.2(d) shall not apply unless the JV Company shall have found Shareholders and/or a third party buyer to purchase all of such Sale Shares and any offer referred to in Clause 7.2(b) shall be deemed to have lapsed without having been validly accepted if all the Sale Shares have not been disposed of.

(d) Subject to the provision in Clause 7.2(c), the Vendor shall be bound to transfer the Sale Shares comprised in an Allocation Notice to the purchasers named therein at the time and place therein specified and if they fail to do so, the Chairman of the Board or some other person appointed by the Directors shall be deemed to have been appointed attorney of the Vendor with full power to execute, complete and deliver, in the name and on behalf of the Vendor, transfers of the Sale Shares to the purchasers thereof against payment of the Prescribed Price to the JV Company. On payment of the Prescribed Price to the JV Company, the purchasers shall be deemed to have obtained good quittance for such payment and on execution and delivery of the transfer, the purchasers shall be entitled to insist upon their name being entered in the JV Company's Register of Shareholders as the holder of the shares by transfer. The JV Company shall forthwith pay the Prescribed Price into a separate bank account in the JV Company's name and shall hold such Prescribed Price in trust for the Vendor.

(e) During the three (3) months following the expiration of the said period of thirty (30) days or twenty one (21) days or thirty (30) days referred to in Clause 7.2(b) (as the case may be) and in the event the JV Company and/or the other Shareholders have not found purchaser(s) for the Sale Shares, the Vendor shall (subject to Clause 7.2) be at liberty to transfer to any person (except such persons as referred to in clause

7.1 above) and at any price (not being less that the Prescribed Price) and on any terms (not being more favourable than the terms specified in the Transfer Notice) the Sale Shares.

(f) For the purpose of ensuring that a transfer of Shares is duly authorised hereunder or that no circumstances have arisen whereby a Transfer Notice is deemed to have been given hereunder, the Directors may require any Shareholder or the legal personal representatives of a deceased Shareholder or the liquidator of any Shareholder or any person named as transferee in any transfer lodged for registration, to furnish to the JV Company such information and evidence as the Directors may think fit regarding any matter they deem to be relevant to such purpose. Failing such information or evidence being furnished to the satisfaction of the Directors within a reasonable time after such request, the Directors shall be entitled to refuse to register the transfer in question or (in case no transfer is in question) to require by notice in writing that a Transfer Notice be given in respect of any Shares and they may likewise so require if any such information or evidence discloses that a Transfer Notice ought to be given in respect of any Shares. If the Directors do so require and the Transfer Notice is not duly given within one (1) month from the date of its being so required, such notice shall be deemed to have been given at the expiration of the said one (1) month period and the provisions of this Clause 7.2 shall take effect accordingly.

7.3 Compulsory Transfer of Shares

Notwithstanding any other provisions of this Agreement or the Constitution, if:-

(i) any Shareholder commits a breach of their obligations, undertakings or warranties under this Agreement or the Constitution, which breach is not remediable or, if capable of being remedied, shall not have been remedied within thirty (30) days of receipt by such Shareholder of a notice from the JV Company or any other Shareholder identifying the breach and requiring its remedy;

(ii) any order is made or resolution is passed or an application is filed for the bankruptcy or winding-up of any Shareholder otherwise than for the purpose of a solvent reconstruction, amalgamation or reorganization;

(iii) an encumbrancer takes possession or a receiver and/or manager or a judicial manager (or any such other equivalent) is appointed over all or a substantial part of the property or assets of any Shareholder;

(iv) a Default Notice is being issued on the basis of (a) violation of the non-competition provisions of this Agreement, (b) violation of the non-disclosure

provisions of this Agreement, (c) being convicted with a crime or violation of the law (other than a minor or petty or traffic related offence); (d) embezzlement from the JV Company (or any of its subsidiary companies); or (e) breach of one or more of the License Agreements;

then, without prejudice to any other rights or remedies which the Non-defaulting Shareholder(s) may have:-

(a) Any Non-defaulting Shareholder(s) shall be entitled to serve a notice (the "**Default Notice**") on the Defaulting Shareholder and require the Defaulting Shareholder to complete a Transfer on Default, in the case where there are only two Shareholders, of all (and not part of) of the Default Shares as at the date of service of the Default Notice to the Non-defaulting Shareholder, or if there are more than two Non-defaulting Shareholders, such number and amount of the Default Shares in proportion to the respective shareholding in the Company of the Non-defaulting Shareholder who had served the Default Notice as it bears to the aggregate of the issued Shares held by all Non-defaulting Shareholders, at fair market value determined by an independent valuer, provided that such value shall not be less than the net asset value of the relevant Default Shares;

(b) If a Default Notice is served on the basis of the default of the Defaulting Shareholder in compliance with any Demand Notice served on him pursuant to Clause 8.5(c) and a Loan has been advanced by the Defaulting Shareholder, the consideration payable under the relevant Transfer on Default shall be applied firstly to set-off against an equal amount of the Loan and Default Interest demanded under such Demand Notice, and the balance (if any) of such consideration after such set-off shall, subject to Clause 7.3(e), be paid to the Defaulting Shareholder;

(c) The JV Company shall instruct the Auditor or at the request of the Non-defaulting Shareholder who had served the Default Notice, another independent firm of auditors (hereinafter also referred to as the "Auditors") to ascertain the Fair Value of the Shares. In doing so, the Auditor shall act as an expert, not as an arbitrator, and their decision shall (in the absence of manifest error or fraud) be final and binding on all Shareholders. The Auditor shall be under no liability to any such person by reason of their determination or certification or by anything done or omitted to be done by the Auditor for the purposes thereof or in connection therewith;

(d) Upon completion of a Transfer on Default, the entire legal and beneficial title, properties, interest, rights and claims in, to and over the Default Shares shall be transferred to and vested unto the Transferee or its nominee(s) free

from all Encumbrances together with all rights and benefits attaching or which may subsequently become attached thereto, including the rights to all dividends and distributions which may be paid declared or made in respect of the Default Shares at any time after such completion; and

(e) All costs and expenses incurred in connection with the Transfer on Default pursuant to Clause 7.3(a) (including the costs of obtaining a determination or certification from the Auditors pursuant to Clause 7.3(c) and any stamp duty payable) shall be borne by the Defaulting Shareholder.

7.4 Conditions for Transfers

It shall be the responsibility of the Shareholder transferring any shares to any person other than an existing shareholder (the "Transferee"), or in the case of a transfer to a third party buyer procured by the other Shareholders, the responsibility of the procuring Shareholders to incorporate the following as conditions for such transfer:-

(a) that the Transferee will execute, in such form as may be agreed by the other Shareholders, a deed of ratification and accession in favour of each of the existing Shareholders of the JV Company and the JV Company to undertake and covenant that the Transferee accepts and is bound by the terms of this Agreement (subject only to such variations, additions and other alterations as may be necessary to make such covenant consistent with this Agreement);

(b) that the Transferee will provide or procure the provision of such guarantee(s), surety(ies), indemnity(ies) and or security(ies) in favour of such party or parties who is providing loans or credit facilities to the JV Company, as may be necessary to replace and substitute for any guarantee(s), surety(ies), indemnity(ies) and/or security(ies) which may have been provided by the transferor Shareholder; and

(c) permit the other Shareholders to review the terms and conditions of the sale of the transferor Shareholder's Shares so as to satisfy the other Shareholders that the sale of the said Shares are in accordance with this Clause 7.

The JV Company shall not register the Transferee as a holder of any of the Shares unless and until the Transferee has fully complied with these conditions.

7.5 Restrictions on the Disposal and Encumbrance of Shareholders' Loans

None of the Shareholders shall be entitled to sell, transfer, dispose, charge or encumber the Shareholders' Loans (if any) advanced by them pursuant to Clause 8 or any part thereof except in conjunction with a transfer of their Shares (as permitted

under this Agreement) in proportion to the number of Shares so transferred or to create or permit to subsist any Encumbrances over any such Shareholders' Loans.

7.6 Long Term Commitment

In recognition of the substantial commitments made by both Parties, neither Party shall transfer, assign, or otherwise dispose of its Shares in the JV Company during the first five (5) years from the date of this Agreement, and for a further period of five (5) years thereafter, except with the prior written consent of the other Party. Upon the expiry of such ten (10)-year period, any transfer of Shares shall be permitted only in accordance with, and subject to, the mutual agreement of the Parties and the right of first refusal provisions set forth herein.

8 FINANCE

8.1 Raising of Working Capital

The Parties hereto agree that the JV Company may from time to time need to take certain steps or measures in order to raise/increase its working capital and/or to fulfil its liabilities and obligations. For this purpose, the Parties have agreed to the following provisions in respect of raising working capital.

8.2 Sources of Working Capital and Guarantees

Subject to the provisions of Clause 8.5,

(a) the working capital and other requirements of the JV Company shall be met:

(i) firstly, by the Parties subscribing for their initial share capital and making their respective contributions to the JV Company as set out in Clause 8.3 below;

(ii) upon such resources being exhausted, loan and credit facilities (at best available rates and on terms fair to the JV Company) from financial institutions and other third party sources; and

(iii) lastly, by Shareholders' Loans.

(b) to the extent that guarantees are required in respect of any external borrowings of the JV Company, they shall, if required, be furnished by each of the Shareholders severally in proportion to its then holding of Shares. In the event that the Shareholders nevertheless agree that joint and several guarantees are required, they shall be given on terms that, as between each

of them, the maximum liability that they shall each bear thereunder shall be proportionate to their respective holding of Shares and each of them shall indemnify and hold harmless the others from and against any loss and damage and legal and other costs and expense suffered or paid by the others in consequence of a claim being made against the others in respect of more than their respective proportionate liabilities.

8.3 Shareholders' Initial Working Capital Contributions to the JV Company

Upon incorporation, the initial working capital and other requirements of the JV Company shall be met as follows: -

(i) AIO shall subscribe for 124,750 ordinary shares in the JV Company for cash in accordance with Clause 3.2 above;

(ii) CPL shall subscribe for 125,250 ordinary shares in the JV Company for cash in accordance with Clause 3.2 above.

8.4 Shareholders' Loans

Unless otherwise agreed between the Shareholders, all Shareholders' Loans shall be:

(a) unsecured;

(b) made by the Shareholders in proportion to their respective prevailing holdings of Shares;

(c) repaid on a simultaneous and equal pro-rated basis; and

(d) chargeable with interest at the rate of two percent (2%) above prevailing LIBOR.

8.5 Additional Funding Obligations

(a) Any additional funding requirements of the JV Company shall be contributed by the Parties pro rata to their prevailing shareholdings, otherwise agreed in writing.

(b) If a Party is unable or unwilling to contribute its pro rata share, the other Party may fund such shortfall. Any additional contribution made by one Party on behalf of the other shall be treated solely as a Shareholder's Loan on commercially reasonable terms. No issuance of new equity shall be made without the prior written consent of both Parties.

(c) This Clause 8.5 is intended to ensure fairness while maintaining the capitalisation and financial stability of the JV Company.

9 **RESPONSIBILITIES OF EACH PARTY**

9.1 For purposes of this joint venture arrangement and the business of the JV Company, CPL shall be responsible for carrying out the following: -

(a) Preparing a comprehensive business plan for the JV Company.
(b) Overseeing all sales and distribution activities of the JV Company within the Territories;
(c) Identifying potential distributors of the Product within the Territories, and negotiating the terms of each distributorship;
(d) Supervising and maintaining of relationships with each appointed distributor;
(e) Day-to-day management of the JV Company; and
(f) Identifying future expansion plans and complimentary new businesses for the JV Company to undertake within the Territories.

9.2 For purposes of this joint venture arrangement and the business of the JV Company, AIO shall be responsible for carrying out the following: -

(a) In consideration of the payment of Singapore Dollars Fifty Thousand (SGD 50,000) by CPL to the shareholders of AIO upon execution of this Agreement, AIO hereby grants to the JV Company a worldwide exclusive licence to distribute, market, and commercialise the Products for the duration of this Agreement. The JV Company shall pay AIO an annual royalty equal to three percent (3%) of Net Sales of the Products; provided, however, that such royalty obligation shall commence only in the first financial year in which the JV reports a net profit, and shall apply for each subsequent profitable financial year thereafter for the remainder of the term of this Agreement. The Parties acknowledge that this payment constitutes the full and final licensing fee, and that thereafter CPL's contribution shall be through commercialisation, regulatory approvals, testing, marketing, distribution, and related activities. No further licence or royalty payments shall be payable to AIO in respect of the Licensed Rights, save as may be mutually agreed for products developed independently by AIO outside the scope of the JV Company.
(b) Providing the JV with all necessary technical expertise, know-how, and intellectual property related to the Licensed Product, including formulations, manufacturing processes, and technical support for product development, testing, and regulatory compliance;

(c) Providing ongoing technical assistance to the JV Company, including guidance on product development, R&D, and regulatory approval processes, as well as assistance with IP protection and enforcement in Singapore.

(d) Any new products, formulations, processes, or improvements developed jointly by AIO and CPL, or developed through activities of the JV company, shall be owned by the JV Company. Products developed independently by AIO outside the JV shall remain the property of AIO, with an option for the JV to license such products on fair commercial terms, on first right of refusal basis.

9.3 Manufacturing and Costs Transparency

(a) AIO shall manufacture and supply the initial Products to the JV company on a cost-plus basis, whereby the supply price shall equal fully allocated manufacturing costs plus reasonable margin to be mutually agreed upon.

(b) For purposes of this Clause, "fully allocated manufacturing costs" shall include direct raw materials, direct labour, packaging, and reasonable factory overheads, but shall exclude corporate overheads, unrelated R&D, or marketing expenses.

(c) AIO shall provide the JV Company with a detailed breakdown of manufacturing costs for each batch supplied. The JV Company may, at its own expense, appoint an independent auditor once per financial year to verify such costs. Any material discrepancies identified shall be rectified promptly by the Parties in good faith.

(d) The supply price shall be structured to ensure that the JV Company achieves a commercially reasonable gross margin after accounting for distribution and marketing expenses. If such margin falls below the agreed threshold for two (2) consecutive quarters, the Parties shall review and, where necessary, adjust the Cost + Price.

(e) If AIO fails to manufacture the Products in accordance with agreed standards of quality, timelines, or pricing, the JV Company shall be entitled, subject to AIO's intellectual property rights, to appoint an alternative GMP-certified manufacturer.

(f) Any such appointment of an alternative manufacturer under Clause (e) shall be limited strictly to the duration and scope necessary to remedy the material default, and shall be subject to strict intellectual property safeguards. AIO shall retain oversight and approval rights over all manufacturing processes, quality control procedures, and access to proprietary information to ensure the protection of its intellectual property and the maintenance of product integrity.

9.4 Brand and Trademark Rights

The "Aiodine" brand, name, and related trademarks shall remain the property of AIO, and are licensed exclusively to the JV Company during the term of this Agreement. All goodwill generated from the use of such brand and trademarks shall accrue to AIO.

9.5 Intellectual Property Ownership and Negotiation Rights

(a) All intellectual property, data, know-how, or other proprietary rights developed, created, or derived through the use of the JV Company' s resources, funding, or personnel ("JV-Developed IP") shall be owned exclusively by the JV Company.

(b) Each Party shall retain ownership of all intellectual property, know-how, and proprietary rights independently developed by such Party outside the scope of the JV Company ("Background IP"), and nothing in this Agreement shall operate to transfer or assign such rights.

(c) In respect of any new intellectual property or technology developed independently by either Party that is relevant to or may enhance the business of the JV Company, the JV Company shall have the first right of negotiation and/or refusal for a licence or collaboration relating to such intellectual property, on terms to be mutually agreed in good faith.

9.6 Manufacturing Performance Standards

(a) AIO shall manufacture and supply the Products to the JV Company in accordance with Good Manufacturing Practice (GMP) standards, applicable regulatory requirements, and mutually agreed specifications.

(b) AIO shall ensure that Products are supplied to the JV Company in commercially reasonable quantities to meet market demand, and within timelines mutually agreed in writing.

(c) In the event of any failure by AIO to supply Products in accordance with this Clause 9.5, and such failure is not remedied within sixty (60) days of written notice, the JV Company shall be entitled to appoint an alternative GMP-certified manufacturer, under licence from AIO, to ensure continuity of supply. In the event that the JV appoints an alternative manufacturer, AIO shall retain oversight and approval rights over manufacturing processes to safeguard product quality and intellectual property.

9.7 Minimum Sales & Commercial Effort

(a) The Parties acknowledge their joint commitment to building global sales of the Products. The JV Company shall adopt an annual sales and marketing plan (the "Annual Plan"), to be prepared by CPL and approved by the Board.

(b) The JV Company shall prepare and circulate quarterly sales reports to both Parties, providing detailed regional breakdowns and performance analysis. In the event that any region is identified as underperforming against the quarterly targets, Aiodine ("AIO") shall have the option, subject to mutual agreement, to provide additional technical, regulatory, or commercial support to assist the JV Company in addressing such underperformance.

(c) If, for two (2) consecutive years, the JV Company fails to achieve at least 50% of the agreed sales targets in the Annual Plan (other than due to force majeure or regulatory delays outside its control), the Parties shall meet in good faith to agree on remedial measures. If no resolution is reached within ninety (90) days, either Party may invoke the deadlock resolution mechanism under Clause 15.

9.8 Adjacent Products / Derivatives

(a) Any new iodine-based formulations, derivatives, delivery systems, or related products developed by AIO that are materially similar to or derived from the existing Aiodine Products shall be deemed "Products" for purposes of this Agreement, and shall fall within the exclusive commercial rights of the JV Company.

(b) For avoidance of doubt, AIO shall not directly or indirectly commercialise such products outside the JV without the prior written consent of the JV Company.

10 INDEMNITY

Each Party hereby agrees to indemnify and hold harmless the other Party and the JV Company, as the case may be, from and against any and all claims, losses, damages, costs, expenses (including legal costs on a full indemnity basis) and deficiencies that may be suffered, incurred or sustained by the other Party or the JV Company in consequence of any breach by the first-mentioned party of their obligations, undertakings or warranties under this Agreement. Notwithstanding the foregoing, each Party ' s aggregate liability under this Agreement shall be capped proportionately to its respective investment and exposure in the JV Company. For the avoidance of doubt, this limitation of liability shall not apply to any liability arising from fraud, gross negligence, willful misconduct, intellectual property

infringement or misappropriation, breach of manufacturing standards or supply obligations, or breach of confidentiality obligations. The Parties further agree that the JV Company shall maintain, at all times during the term of this Agreement, adequate and customary insurance coverage, including product liability insurance and directors and officers (D&O) insurance, at levels reasonable for the industry and mutually agreed by the Parties, to provide additional protection against potential losses or liabilities.

11 DURATION AND TERMINATION

11.1 This Agreement shall take effect from the date hereof and shall continue in full force and effect until it is terminated with respect to a Shareholder in accordance with the terms of this Agreement.

11.2 Without prejudice to Clause 11.1, this Agreement shall terminate with respect to any one Shareholder when:-

(i) such Shareholder ceases to be a member of the JV Company in accordance with the provisions of this Agreement. If, following any such transfer by one Shareholder, there remains more than one Shareholder bound by the provisions of this Agreement, then this Agreement shall continue in full force and effect as between the continuing Shareholders; or

(ii) a bankruptcy or winding-up order is made against such Shareholder; or

(iii) the JV Company's Shares become listed and are thereby freely transferable or tradable on a recognised stock exchange.

11.3 The termination of this Agreement however caused and the ceasing by any Shareholder to hold any Shares shall not prejudice any obligations or rights of any Party which accrued prior to such termination, and shall not affect any provision of this Agreement which is expressly or by implication provided to come into effect on or to continue in effect after such termination.

12 RIGHT OF AUDIT INSPECTION

The Parties agree that all books of accounts, vouchers, records and documents of the JV Company shall be available for inspection by any of the Parties or by their duly authorized representatives during regular business hours and upon prior appointment. The Parties shall each be entitled to conduct, at their own cost, an independent audit of the JV Company (and its subsidiary companies) and the JV Company shall supply all relevant information, including monthly management

accounts, operating statistics and such other trading and financial information in such form as the Parties may reasonably require for this purpose.

13 **DIVIDEND POLICY**

13.1 All dividends declared by the JV Company and payable to the Shareholders shall be distributed to the Shareholders within one (1) month after being approved by the Shareholders in general meeting.

13.2 If any taxes are levied, withholding or otherwise, the JV Company shall furnish the Parties with such certificates and documents to enable them to claim (if possible) appropriate double taxation relief under their respective laws.

14 **MEDIATION, DISPUTE RESOLUTION AND GOVERNING LAW**

14.1 Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall initially be referred to mediation at the Singapore Mediation Centre.

14.2 Should the mediation not be successful, then the dispute shall be referred to and finally resolved by arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC") for the time being in force, which rules are deemed to be incorporated by reference in this clause. The tribunal shall consist of one (1) arbitrator to be appointed by the Chairman of the SIAC and the language of the arbitration shall be English.

14.3 This Agreement shall be governed by and construed in accordance with the laws of Singapore.

15 **DEADLOCK RESOLUTION**

15.1 If at any Board meeting the Directors, or at any Shareholders' meeting the Shareholders, fail to agree on any resolution or matter placed before them for consideration, then any Party whose decision or the decision of whose Directors (as the case may be) have not prevailed by virtue of an equality of votes for and against a resolution at such meeting may, not later than fourteen (14) days after such meeting, give notice in writing to the other(s) that this state of affairs constitutes a deadlock.

15.2 During the thirty (30) day period following the receipt of the deadlock notice, the Parties shall negotiate in good faith with a view to resolving their differences.

15.3 If no resolution is reached through the aforesaid negotiations within thirty (30) days

from receipt of the deadlock notice mentioned in Clause 15.1, the Parties hereby agree to then use all reasonable endeavours to settle any deadlocked issues by mediation under Clause 14.1 to resolve all differences.

15.4 Buy-Sell Mechanism

If a deadlock persists for more than thirty (30) days despite good faith negotiations and mediation under Clause 15.2 and Clause 15.3, either Party may deliver a written notice (a "Buy-Sell Notice") to the other Party stating a price per Share (the "Offer Price"). The receiving Party shall, within thirty (30) days of receipt of the Buy-Sell Notice, elect either to:

(a) sell all of its Shares to the initiating Party at the Offer Price; or
(b) purchase all of the initiating Party's Shares at the Offer Price.

No Buy-Sell mechanism shall take effect unless at least ninety (90) days of good faith negotiations and mediation have been completed prior to the issuance of the Buy-Sell Notice, and the Offer Price shall be subject to an independent fairness opinion. Failure to make such an election within thirty (30) days shall be deemed an election to sell under Clause 15.4(a). The Buy-Sell mechanism is intended as a safeguard to ensure continuity of the JV Company in the event of an irreconcilable deadlock.

15.5 Independent Valuation on Exit

In the event of any transfer of Shares (whether under Clause 7, Clause 15.4, or otherwise), and where the valuation of the Shares is disputed, the price shall be determined by an independent internationally recognised firm of accountants or corporate finance advisers jointly appointed by the Parties. The costs of such valuation shall be borne equally by the Parties. The determination of such value shall be final and binding, save for manifest error.

16 FINANCIAL YEAR

Unless otherwise agreed by the Shareholders, the financial year of the Company shall end on the 31st day of December of each calendar year.

17 CONSTITUTION

17.1 Prevalence of Agreement

In the event of any conflict between the Constitution and this Agreement, the provisions of this Agreement shall prevail and the Shareholders shall take all such

steps as may be necessary and shall exercise all voting and other rights and powers available to them so as to give effect to the provisions of this Agreement, including without limitation, by amending or modifying the Constitution so as to remove any conflict.

17.2 Contractual Obligations

In the event that any one or more of the provisions of this Agreement cannot at any time be adequately provided for in the Constitution, they shall nevertheless remain contractual commitments and obligations of the Shareholders and each of them shall take such action as may be necessary to carry out and implement in full the provisions of this Agreement.

18 CONFIDENTIAL INFORMATION

18.1 Each Shareholder hereby agrees and undertakes to the other Shareholder(s) that they (whether through his nominee, agent, servant or otherwise) will not without the prior written consent of all the other Shareholders use or disclose any confidential information relating to the other Shareholder(s) or the JV Company (or any of its subsidiary companies). The obligations imposed by this provision will exist throughout the duration of this Agreement and will continue for a period of three (3) years thereafter.

18.2 The Parties agree that the contents of this Agreement shall at all times be kept confidential and they shall not disclose the same to any third parties without the prior written consent of the Board.

18.3 All public communications, announcements, or press releases concerning the JV Company, this Agreement, or any matter relating to its business or operations shall require the prior joint approval of both Parties. Press materials and messaging shall be prepared in coordination between the Parties to ensure a balanced representation of CPL’s commercial and market capabilities and AIO’s technological and scientific expertise, with the objective of presenting a unified and investor-friendly narrative consistent with the strategic positioning of the JV Company.

18.4 Restrictions Reasonable

While the restrictions in this clause are considered by the Parties to be reasonable in all circumstances, it is agreed that if any one or more of such restrictions, either taken by itself or together, be adjudged to go beyond what is reasonable in all circumstances for the protection of each Party’s interest but would be adjudged reasonable if any particular restriction were deleted or if any parts of the wording

thereof were deleted, restricted or limited in a particular manner then the restrictions shall apply with such deletions, restrictions or limitations as are appropriate.

19 **GENERAL**

19.1 Expenses

Each Party shall bear their own legal and other professional costs and expenses in connection with the negotiation, preparation and signing of this Agreement.

19.2 Severability

Notwithstanding that any provision or part of this Agreement may prove to be illegal or unenforceable, the remaining provisions or parts thereof of this Agreement shall continue in full force and effect.

19.3 Relationship of Parties

Nothing in this Agreement shall constitute or be deemed to constitute a partnership or establish a relationship of principal and agent or any other relationship of a similar nature between or among any of the Parties and none of them shall have any authority to bind the other in any way.

19.4 Good Faith

Each of the Parties undertakes with the other party to do all things reasonably within its power which are necessary or desirable to give effect to the intent and spirit of this Agreement and the Constitution.

19.5 Voting Rights

The Shareholders undertake to exercise the voting rights attributable to their respective Shares and, subject to the duties of a Director and so far as is permissible by law, to cause the Director appointed by them respectively to the Board to act and vote so as to:-

(i) give full effect to the terms of this Agreement or any agreement made supplemental hereto; and

(ii) ensure no transfer of any Shares is registered other than as permitted by this Agreement and the Constitution.

19.6 Waiver

Any waiver of a breach of a provision of this Agreement shall not be deemed to apply to any succeeding breach of that same provision or of any other provision of this Agreement. No failure to exercise and no delay in exercising on the part of any of the Parties any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies otherwise provided by law.

19.7 Variation

No purported variation of this Agreement shall be effective unless made in writing and signed by all the Parties.

19.8 Notices

Any notice to be given under this Agreement shall either be delivered personally or sent by registered mail or facsimile or electronic mail. A notice shall be deemed to have been served and received if:-

(a) personally delivered, at the time of delivery;

(b) posted by registered mail, seven (7) days after the notice was delivered into the custody of postal authorities; and

(c) sent electronic mail, at the time of transmission.

The address for service of notices on each party hereto shall be as follows or shall be such other address as a party may from time to time notify the other party in writing: -

a) Aiodine Laboratory Pte Ltd

263 Kaki Bukit Avenue 1, Shun Li
Industrial Park Singapore 416066

Attention: Prof Patrick Fernandez

Email: patrick@aiodine.sg

b) Cuprina Pte Ltd

1090 Lower Delta Road, #06-08,
Singapore 169201

Attention: Mr David Quek

Email: david.quek@cuprina.com.sg

19.9 Binding Effect

This Agreement shall be binding on and shall ensure for the benefit of each Party, and their successors in title and permitted assigns.

19.10 Assignment

Save as provided in this Agreement, a Shareholder may not assign or transfer any of their rights or obligations under this Agreement without the prior written consent of all the other [illegible]

IN WITNESS WHEREOF the Parties hereunto have executed this Agreement the day and year first above written.

Signed by Mario Chua
for and on behalf of **Aiodine Laboratory Pte Ltd**

in the presence of :-

Signed by David Quek
for and on behalf of **Cuprina Pte Ltd**

in the presence of :-